Exhibit 99.(a)(8)

October 26, 2007	AAI Corporation	12 p.m.

Update —

Textron Acquisition of United Industrial Corporation (UIC)

It has been three weeks since this important announcement was made by Textron and UIC. New information is being released to employees as it becomes available, starting with Fred’s Corner (linked to the October 26 issue of INK.com and available on the intranet home page). Look for continued updates via Instant INK, INK.com, and Fred’s Corner.

There are still many questions to be answered, and they have not fallen on deaf ears. The questions you provide management are being compiled and reviewed; however, many actually cannot be addressed until the deal itself is complete. Below is information on important happenings within the next few weeks.

Starting the Integration Process

Tom Kubik, integration manager, and members of the fiscal staff traveled to Textron Systems in Wilmington, Mass. on October 23 to begin initial discussions about the strategic planning process, budget cycle integration, and reporting hierarchy.

What’s Next

AAI President and CEO Fred Strader will attend a meeting with Textron Systems officials on November 1 to observe how Textron develops their corporate objectives.

Lewis Campbell, president of Textron, will visit AAI’s Hunt Valley headquarters on the afternoon of Wednesday, November 7. He’ll tour Manufacturing areas in Buildings 110 and 111, then visit AAI’s new Conference Center in Building 100. Approximately 80 employees representing several business areas will be invited to hear remarks by Mr. Campbell; however, video from the meeting will be linked to INK.com that Friday, November 9.

Textron Tender Offer for UIC Stock

Many of you who directly own UIC stock (not through your Fidelity 401(k) account) have already received tender offer information, and Fidelity issued information to those who hold UIC shares through their 401(k) accounts beginning on October 24. This information is time-sensitive. Below is important contact information about where your questions about Textron’s tender offer for UIC stock can be answered.

Tendering Stock (if you are a direct shareholder/not through 401(k))

•                  For questions on how to tender your shares, including any shares acquired through the Employee Stock Purchase Program: Call D.F. King & Co., Inc. (the company serving as Information Agent for the Offer) at 800-967-7921.

•                  If your stock certificate is lost, destroyed, mutilated, or stolen: Call American Stock Transfer & Trust Company at 877-248-6417.

Tendering Shares Held in 401(k) UIC Stock Fund

•                  For questions on how to tender your shares: Call Fidelity at 800-835-5092 (U.S. callers) or 1-508-787-9902 (international callers).

•                  For questions about terms and conditions of the offer itself: Call D.F. King & Co., Inc. (the company serving as Information Agent for the Offer) at 800-967-7921.

Because the tender offer is through Textron, AAI’s Human Resources department cannot provide information or advice on it. Please refer to the resources listed above for all of your questions.